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SECU 17010061

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SEC FILE NUMBER
8-46623

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Williams Capital Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue, 9th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Wo (212) 830-4521
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Withum Smith+Brown, PC
(Name - if individual, state last, first, middle name)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2017
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Christopher J. Williams, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to The Williams Capital Group, L.P. and subsidiaries for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Chief Executive Officer and President



Notary Public

Melissa Rowe
Notary Public, State of New York
No. 01R06158427
Qualified in New York County
Commission Expires on January 2, 2019

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Partners' Capital.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[ ] Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

Table of Contents


withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
The Williams Capital Group, L.P.

We have audited the accompanying consolidated statement of financial condition of The Williams Capital Group, L.P. and Subsidiaries (the "Partnership"), as of December 31, 2016. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial condition of The Williams Capital Group, L.P. and Subsidiaries as of December 31, 2016, is in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 27, 2017

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2016

ASSETS		
Cash and cash equivalents	$	8,870,816
Cash segregated under federal and other regulations		145,713
Securities owned, at fair value		12,134,410
Receivable from clearing broker, including clearing deposit of $1,507,678		3,621,987
Underwriting and other fees receivable		2,350,516
Property and equipment, net		509,803
Security deposits		420,811
Other assets		515,023
	$	28,569,079
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Payable to clearing broker	$	9,999,378
Accounts payable and accrued expenses		4,616,118
Due to affiliate		6,347
Liabilities subordinated to claims of general creditors		5,000,000
Deferred leasehold improvement		205,042
Total liabilities		19,826,885
Partners' capital		8,742,194
	$	28,569,079

See accompanying notes to consolidated financial statements.

1. Nature of operations

The Williams Capital Group, L.P. ("WCG") is a Delaware limited partnership. WCG is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). WCG's primary business is securities brokerage and execution for institutional investors in equities and fixed income securities, and underwriting and trading of equity and fixed income securities.

Williams Capital Management, LLC ("WCM"), a wholly owned subsidiary of WCG, is a Registered Investment Advisor (RIA) under the Investment Advisors Act of 1940, as amended, with the SEC, organized in January 2002 in the State of Delaware. It conducts investment advisory services for U.S. and non U.S. institutional investors. WCM has a 35% ownership interest in Williams Equity Investors, LLC ("WEI"), an investment company. WEI has a 55% ownership interest in Cordova, Smart & Williams, LLC, a management company that provides investment advisory services to a private equity fund, and a 38% ownership interest in Williams Capital Adv. L.P., an investment company.

Three Rivers Brokerage, LLC ("TRB") is an entity organized under the laws of the state of Delaware on April 11, 2011, commenced operations on June 29, 2011, and is a wholly-owned subsidiary of Three Rivers BD Holdings Limited ("TRBD"). TRBD is a wholly-owned subsidiary of Three Rivers Fund, L.P. ("TRF"), a limited partnership organized under the laws of the state of Delaware. TRB will conduct business as a limited-purpose broker-dealer by acting as a private placement agent to offer interests in TRF. WCG has no direct ownership interest in TRB, however the general partner of WCG, The Williams Capital Group, Inc. (the "General Partner"), maintains an indirect ownership interest in TRB. TRB was officially dissolved and withdrawn as a broker dealer with the SEC and FINRA on September 19, 2016.

2. Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of WCG, its wholly-owned subsidiary WCM, and TRB, an entity related through common control (collectively "the Partnership"). The financial position and results of operations of WEI have not been consolidated due to the inability of WCM to exhibit control over their operations. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking, and its affiliates are additionally involved in investment advisory, and venture capital businesses. All material intercompany balances and transactions are eliminated in consolidation.

Non-controlling interest represents the ownership interests of TRB held by entities or individuals other than WCG.

Cash Equivalents

The Partnership considers amounts held in money market accounts to be cash equivalents.

2. Summary of significant accounting policies (continued)

Securities Owned, at fair value

Securities owned, which consists of commercial paper, equities, municipal securities, and U.S. government treasury securities, are valued at market and unrealized gains and losses are reflected in the consolidated statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported price if sold short.

Receivable from Clearing Broker

Receivable from clearing broker includes a good faith deposit of $1,507,768 maintained by the Partnership with its clearing broker.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line
Office and other equipment	3 years	Straight-line

Long-Lived Assets

The Partnership accounts for long-lived assets in accordance with GAAP, which requires the Partnership to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset.

Security Deposits

Security deposits are comprised of a cash security deposit and certificates of deposit which collateralize a letter of credit held by the lessor of the Partnership's office space in New York City.

Goodwill and Intangible Assets

In April 2009, the Partnership acquired certain assets and liabilities of Nutmeg Securities, LLC. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in this transaction. Goodwill is not subject to amortization but is subject to annual assessment, at a minimum, for impairment in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 350, Intangibles — Goodwill and Other ("ASC 350"). The Partnership evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment of goodwill is tested at the reporting unit level. The Partnership first assesses qualitative factors to determine whether the existence of events or circumstances leads to a

2. Summary of significant accounting policies (continued)

Goodwill and Intangible Assets (continued)

determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, it is determined it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Partnership performs the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, including goodwill. If the carrying value of the reporting unit exceeds the fair value, goodwill is considered impaired and a second step is performed to measure the amount of the impairment loss, if any. Under this second step, the implied fair value of goodwill value is determined, in the same manner as the amount of goodwill recognized in a business combination, to assess level of goodwill impairment, if any. The implied fair value of goodwill as determined above is compared to the carrying value of goodwill. If the carrying value of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized equal to that excess.

Intangible assets not subject to amortization are tested for impairment at least annually. Assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable and are amortized over their estimated useful or economic lives using the straight-line method in conformity with GAAP. Customer accounts are amortized over the estimated useful or economic life of 10 years.

During the year ended December 31, 2016, the Partnership concluded it had a triggering event requiring assessment of impairment for goodwill and intangible assets in conjunction with final payment to a former limited partner under the terms of a Purchase and Sale Agreement dated June 23, 2014. As a result, the Partnership reviewed the goodwill and intangible assets for impairment and recorded an approximate $1,479,000 impairment charge related to goodwill and an approximate $511,000 impairment charge related to its intangible assets on the consolidated statement of operations. The impairment was measured based on management's estimates and other qualitative data. These methods are consistent with the methods the Partnership employed in prior periods to value its goodwill and intangible assets.

Stock-Based Compensation

In accordance with GAAP, the Partnership is required to measure the cost of employee services received in exchange for an award of equity instruments based on fair value of the award (with limited exceptions) at the grant-date. This cost will be recognized over the period during which an employee is required to provide service in exchange for the award for the requisite service period (usually the vesting period). No compensation costs are recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments.

2. Summary of significant accounting policies (continued)

Income Taxes

WCG makes no provision for federal income taxes since the income or loss of the Partnership is allocated to the individual partners for inclusion in their personal income tax returns. However, the Partnership is subject to a 4% New York City Unincorporated Business Tax. As of December 31, 2016, the provision for income taxes consists of approximately $169,000 for New York City Unincorporated Business Tax which is included in other expenses on the consolidated statement of operations.

The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce partners' capital. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

WCG files its income tax returns in the U.S. federal and various state and local jurisdictions which include the results of operations of WCM, which is a disregarded entity for U.S. federal and state tax purposes. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for years before 2013. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

2. Summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Partnership values investments in securities owned and securities held for investment that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Soft Dollar Arrangements

The Partnership ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of the Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)") as amended, which provide for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

3. Cash segregated under federal and other regulations

Cash of $145,713 was segregated under federal regulations for the exclusive benefit of customers. These amounts were sufficient at December 31, 2016 for the Partnership to meet its responsibility to segregate reserve funds.

4. Fair value measurements

The Partnership's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Partnership's policies.

The following table presents information about the Partnership's assets measured at fair value as of December 31, 2016:

	Quoted prices in active markets for identical assets (Level 1)	Other significant observable inputs (Level 2)	Other significant Unobservable inputs (Level 3)	Balances as of December 31, 2016
Common Stock	$ 116,139			$ 116,139
Municipal Bonds	2,019,061			2,019,061
Commercial Paper	9,999,210	-	-	9,999,210
Total	$ 12,134,410	$ -	$ -	$ 12,134,410

There were no transfers into and out of each level of the fair value hierarchy during the year ended December 31, 2016.

All transfers are recognized by the Partnership at the end of each reporting period.

5. Related party transactions

The General Partner's sole stockholder is a 68% limited partner in WCG at December 31, 2016. The stockholder of the General Partner is also a salaried employee of WCG.

6. Property and equipment

Details of property and equipment at December 31, 2016 are as follows:

Office and other equipment	$ 826,647
Leasehold improvements	977,767
Furniture and fixtures	485,877
Software development	20,448
	2,310,739
Less accumulated depreciation and amortization	(1,800,936)
	$ 509,803

7. Liabilities subordinated to claims of general creditors

The Partnership maintains a $5,000,000 term loan agreement ("Term Loan") with a lender which matures in June 2018. At December 31, 2016, the Partnership had $5,000,000 outstanding under this facility. During the year ended December 31, 2016, the Partnership paid approximately $496,000 in interest on the subordinated debt. The note bears interest at an effective annual rate equal to the greater of the prime rate (3.75% at December 31, 2016) plus 5.00% per annum, the federal funds rate (0.75% at December 31, 2016) plus 5% per annum or the LIBOR rate (0.99789% at December 31, 2016) plus 5% per annum. The Term Loan is pursuant to a written agreement subject to the rules and regulations of the SEC and, as such, is available in computing net capital under the SEC's Uniform Net Capital Rule.

During the year ended December 31, 2016, the Partnership obtained three temporary subordinated loans from its clearing broker totaling $36,000,000 which matured and was repaid during 2016. These loans and repayments were in accordance with agreements approved by FINRA.

8. Benefit plan

The Partnership sponsors a 401(k) defined contribution plan (the "Plan"). All full-time employees become eligible to participate in the Plan upon completion of three months of service and reaching the age of twenty-one. Employees may elect to contribute up to 15% of their annual salary up to a maximum of $18,000, plus an additional $6,000 for employees over 50, in calendar year 2016. The Partnership does not make a matching contribution.

9. Net capital requirement

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has elected to operate under that portion of the Rule which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule. At December 31, 2016, the Partnership's net capital was approximately $11,950,000 which was approximately $11,633,000 in excess of its required net capital of approximately $317,000. The ratio of aggregate indebtedness to net capital, at December 31, 2016 was .40 to 1.

10. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Partnership does maintain a "Special Reserve Account For The Exclusive Benefit Of Customers" for purposes of commission sharing and soft dollar arrangements. At December 31, 2016, the balance in this account was sufficient to repay all amounts due to customers under these arrangements.

11. Off-balance sheet risk

Pursuant to its clearance agreement, the Partnership introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to the clearance agreement and includes a clearing deposit of $1,507,678.

12. Commitments and contingencies

The Partnership is occasionally named as a defendant in several class action lawsuits against a number of securities dealers. While the outcome of these lawsuits cannot be predicted at this time with certainty, it is the opinion of management that the outcome will not have a material adverse effect on the financial position and results of operations of the Partnership.

The Partnership has entered into non-cancelable operating leases for office facilities expiring through 2019, which contain provisions for rent escalations based on increases in certain costs incurred. Aggregate minimum future rental payments are approximately as follows:

Year ending	Amount
2017	$ 670,000
2018	670,000
2019	614,000
	$ 1,954,000

The Partnership has a revenue sharing and reimbursement agreement with a third party. Under the terms of the agreement, the Partnership has agreed to employ various members of the third party and other individuals, and to cover certain infrastructure costs related to this arrangement, in exchange for a portion of certain revenues generated by such members and individuals. The Partnership is to invoice the third party on a quarterly basis for expenses to be paid by the third party to the Partnership. As of December 31, 2016, there were no amounts due to the Partnership related to this agreement.

13. Option plan

The Partnership has granted to certain key employees non-qualified options to purchase units of partnership interest. The options are exercisable upon an occurrence of a liquidity event (i.e. sale of Partnership Interests), or at any time with the general partner's written consent up to the number of units which the General Partner permits.

Valuation of the options is based upon the net asset value of the Partnership at the time of grant. As such outstanding options have exercise prices ranging from $.03 to $1.14. All options are fully vested and have no expiration date. The Partnership will value any additional options issued using option-pricing models adjusted for the unique characteristics of these instruments.

Options are forfeited the date of the option holder's employment with the Partnership has been terminated. A summary of the Partnership's option activity follows:

	Number of Units Outstanding	Weighted Average Exercise Price
Beginning of year	313,010	$ 0.68
Forfeitures	-	
End of year	313,010	$ 0.68

The following table summarizes information about options outstanding at December 31, 2016:

Exercise prices	Number of Units Outstanding	Weighted Average Exercise Price
$ 0.03	112,500	$ 0.03
$ 0.78	52,500	$ 0.78
$ 1.14	148,010	$ 1.14
	313,010	

14. Concentrations of credit risk

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership maintains its cash balances in various financial institutions. At times, the Partnership's cash balances with these institutions exceeded the insured amount under the Federal Deposit Insurance Corporation ("FDIC") of $250,000. Management monitors the financial condition of the financial institutions and does not anticipate any losses from its counterparties.